
The quest for Vengeance leads Ilia
to his greatest enemy; himself
THE PASSPORT OF
MALLAM
ILIA
A 2D ANIMATED FEATURE FILM

This slide contains forward looking projections which are not guaranteed

EXECUTIVE SUMMARY


AT A TIME WHEN A MAN WAS A MAN, AND
WOMEN WERE WON BY THOSE WHO
DESERVE THEM.

LOVE IN THE TIME OF WAR

This pitch deck is an opportunity to invest in the 2D animated feature film

based on the book (The Passport of Mallam Ilia) by award winning Cyprian Ekwensi, set to premiere in cinemas globally.

The total value of the global animation industry is projected to reach $528.8 billion by 2030 Magic Carpet Studios is seeking funding of $500k to complete the production within the next 1 year. The projected net revenue from both local and international distribution, Album, licensing and merchandise sales is expected to be cumulatively about $10,600,000

680%

Gross Box Office Retun (%)

7.8x

Gross Box Office Retun (in multiple)

617%

Net Investment margin (%)

6.17x

Net Investment Retun (in multiple)

MYTHOLOGICALLY INSPIRED

Magic Carpet Labs, is an animation, illustration, and game development studio based in London with offices in London, Lagos and Deleware. Our Lagos Campus is one of the fast rising animation studios in Africa. Founded more than half a decade ago to tell authentic stories using the medium of animation; the studio's expressions include Film, Motion, Mobile and PC Games, exciting 2D & 3D Animation, Stop-motion animation and VFX.

Our core vision is to bring stories, ideas and dreams to life through bursting colours, exciting motion and spectacular visuals using emerging technologies.
Our short film projects titled, 'The Day Morning Never Came' 'The Reclamation' and 'Corruption: The Musical done in partnership with the Creative Youth Initiative against Corruption (CYIAC), powered by the Economic Financial Crimes Commission (EFCC), beat over 700 nominations from 125 countries to win the Innovative category at the first UN Sustainable Development Goals Action Awards in Germany

Magic Carpet Studios is a creative content factory, and winner of BusinessDay's Top 100 Fastest Growing SMEs in Nigeria award.
More information on tho studio, and its Magic Lab Project which aims to train one thousand animators in 5 years, are available on the studio's website;
www.magiccarpet.studio

Magic Carpet Labs is an innovative multi-award winning studio of animators and storytellers

Some of our global awards include:



Winner of the United Nations Innovation Challenge for the Sahel 2022

Winner animation in the international film festival (rtf) 2019) best African animation hourglass a ward for a short film "Meet the Igwes)

Winner Africa Film for Impact Festival Award (Dear Diary short film subtitled "The Right Decision) 2020

The Passport of Mallam Ilia



Magic Carpet acquired the animation rights of the novel, The Passport of Mallam Ilia from the publishing firm in 2018, to create the first full length 2D animated movie for the global market.

The Passport of Mallam Ilia is a 19th century tale of love and conquest, betrayal, and one man's unyielding resolve for revenge. It is based on the classic African novel, 'The Passport of Mallam Ilia' by Cyprian Ekwensi, recipient of the Dag Hammarskjold International Prize in Literature



The quest for Vengeance leads ilia to his greatest enemy, himself


THE PASSPORT OF
MALLAM
ILIA

SYNOPSIS

Published in 1960, twelve years after it was written, the Passport of Mallam Ilia appeals to young readers. It is a story of Mallam Ilia who spent a greater part of his life seeking revenge for wrong done to him by one Usman. Though he was able to avenge the wrong done to him, it came at a very high price. This novel explores themes of trust, betrayal and revenge.

The Passport of Mallam Ilia is an important classic for both young and old.



CULTURE

At the time of the setting of the story, Northern Nigeria and Kano in particular was inhabited by several other ethnic groups aside the predominant Hausa people especially taking into consideration the commercial nature of the place. Amongst them were the Tuaregs, a desert tribe famed for their beauty and colourful traditional attires.

HISTORY

Hausa buildings are characterized by the use of dry mud bricks in cubic, multi-storied buildings for the social elite, and the use of parapets related to their military/fortress building past. At times the facades may be decorated with various abstract designs, sometimes painted in vivid colours to convey information about the occupant.





MERCHANDISE

The Hausas are well known for their craftsmanship.

There are leather tanners and leather-workers, weavers, carvers and sculptors, ironworkers and blacksmiths, silver workers, potters, dyers, tailors, and embroiderers.

PROJECT DETAILS



Producer	**Ferdinand Adimefe**
Director	**Chekwube Okonkwo**
Project Manager	**Issac Matui Thomas**
Production Company	**Magic Carpet Studio Ltd**
Post Production	**Twickenham Studios (In View)**
Corporate Structure	**Special Purpose Vehicle (SPV) Magic Passport Limited**
IP Holder	**Magic Passport Limited**
Company Name	**Magic Passport Limited**
Investment Consultant	**Elton Michael & Company**
Genre	**Romantic thriller**
Budget	**$2,000,000**
Project Launch	**November 2024**



THE PASSPORT OF MALLAM ILIA

MAIN CHARACTERS





Hadiza Blell (Dija)

Zarah





Sadiq Daba

Mallam Ilia



Toyin Oshinaike

Prince Kanemi







Sani Mu'azu

Emir


THE PASSPORT OF MALLAM ILIA
CHINDO
HAMISU
MAGIC CARPET
10


THE PASSPORT OF MALLAM ILIA
BRITISH COMMANDER
HASSAN


THE PASSPORT OF MALLAM ILIA
KABIRU
KANIME
MAGIC CARPET
12


THE PASSPORT OF MALLAM ILIA
MALLAM GOBIR
PRINCE USMAN


THE PASSPORT OF MALLAM ILIA
EMIR
DIJE


THE PASSPORT OF MALLAM ILIA
USMAN
WUTSIA
MAGIC CARPET
14


THE PASSPORT OF MALLAM ILIA
Palace guard
Warrior
Palace guard
Archer
Yakubu
Chief Commander
(Palace guard)
Security
Guard
MAGIC CARPET
16



INVESTMENT HIGHLIGHTS

This slide contains forward looking projections which are not guaranteed

Global Animation Box Office Sales

Average Animation Ticket Sales (in millions)



10
6
7
7
1
3
5
2016
2017
2018
2019
2020
2021
2022

Over the last 7 years, the average animation movie has sold an average of 5.5m in ticket sales, with an average ticket price of $9.17, gross an average of $50m in box office revenue globally.

This makes the animation film industry a lucrative market as there is a huge global market for animation films.

2022 Top 10 Animation Films with Highest Box office Grossing

S/N	Title	Release Date	Genre	Gross Revenue	Ticket Sold
1	Minions: The Rise of Gru	1-Jul-22	Comedy	369,695,210	40,315,726
2	Lightyear	17-Jun-22	Adventure	118,307,188	12,901,547
3	The Bad Guys	22-Apr-22	Comedy	97,233,630	10,603,449
4	DC League of Super Pets	29-Jul-22	Adventure	93,657,117	10,213,426
5	Sing 2	22-Dec-21	Adventure	86,307,835	9,411,977
6	Puss in Boots: The Last Wish	21-Dec-22	Adventure	61,222,670	6,676,408
7	Strange World	23-Nov-22	Adventure	36,992,761	4,034,106
8	Gekijouban Jujutsu Kaisen	18-Mar-22	Action	33,919,605	3,698,975
9	Doragon boru supa supa hiro...	11-Jun-22	Action	32,132,374	3,504,075
10	The Bob's Burgers Movie	27-May-22	Comedy	31,933,830	3,482,424

Key Financial Assumptions

S/N	Title	Release Date	Genre	Gross Revenue	Ticket Sold
1	Encanto	24-Nov-21	Adventure	90,628,329	9,883,133
2	Sing 2	22-Dec-21	Adventure	76,483,155	8,340,584
3	The Boss Baby: Family Business	2-Jul-21	Adventure	57,300,280	6,248,667
4	The Addams Family 2	1-Oct-21	Adventure	56,489,153	6,160,212
5	Raya and the Last Dragon	4-Mar-21	Adventure	54,723,032	5,967,615
6	Kimetsu no Yaiba: Mugen Res...	16-Oct-20	Adventure	49,888,502	5,440,403
7	PAW Patrol: The Movie	20-Aug-21	Adventure	40,127,371	4,375,940
8	The Croods: A New Age	25-Nov-20	Adventure	26,234,535	2,860,909
9	Ron's Gone Wrong	22-Oct-21	Adventure	23,009,270	2,509,190
10	Spirit Untamed	4-Jun-21	Adventure	17,716,215	1,931,975

This slide contains forward looking projections which are not guaranteed

We expect POMI to sell an average of 4.5m tickets globally in 5 major markets.
And we intend to close a $4m VOD licensing deal for POMI.

Geographical Distribution Contribution



5%
20%
40%
10%
25%
North America (US and Canada)
Europe
Africa (Nigeria, South Africa and Ghana)
Asian (China, Hong Kong, Japan, etc)
Australia

Key Financial Assumptions

Revenue Assumptions	$
No. of Tickets sold	4,500,000
Average ticket price	3.0
VOD Licensing Deal	4,000,000

Cost Assumptions	
Distribution cost (% Share of Revenue)	35%
Marketing & promotional for Box office (% of revenue)	10%
Cost of licensing deal (% of deal value)	10%
Miscellaneous Cost (% of film budget)	5%

This slide contains forward looking projections which are not guaranteed

With a Box office revenue of $13.5m, POMI will return 7.8x its production cost.

Average Animation Ticket Sales (in millions)

Financial Summary	Amount [$]
Box Office Revenue	**13,500,000**
Distribution Cost	(4,725,000)
Marketing & Promotion	(164,767)
Net Revenue	**8,610,233**
VOD License	4,000,000
Cost of deal	(200,000)
Net Deal Proceeds	**3,800,000**
Net Revenue	**12,410,233**
Film Cost	
Poduction Budget	(1,647,673)
Miscellaneous	(82,384)
Total Cost	**(1,730,056)**
Net Film Profit	**10,680,176**

Return Metrics	
Gross Box office Return (in %)	**680%**
Gross Box office Return (in multiple)	**7.80x**
Gross VOD Deal Return (in %)	**131%**
Gross VOD Deal Return (in multiple)	**2.31x**
Net Investment Margin	**617%**
Net Investment Return (in multiple)	**6.17x**

OUR TEAM







Ferdy Adimefe
CEO Magic Carpet

Chekwube Okonkwo
Co-founder/Lead Director

MI Thomas
Head of Story

THANK YOU

FROM EVERYONE AT MAGIC CARPET

Hello@magiccarpet.studio